Exhibit 99.2

February 6, 2024	D:
E:
File: 7178 020
VIA SEDAR+

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission of New Brunswick

Office of the Superintendent of Securities of Newfoundland and Labrador

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Re:	Uranium Royalty Corp. (the “Company”) – Prospectus Supplement dated February 6, 2024 (the “Prospectus Supplement”) to the Company’s Short Form Base Shelf Prospectus dated July 20, 2023

We refer to the Prospectus Supplement qualifying the distribution of 6,724,600 common shares of the Company for aggregate gross proceeds of US$22,863,640.

We, as Canadian counsel to the Company, hereby consent to the use of our firm name on the covering page of the Prospectus Supplement and under the headings “Documents Filed as part of the Registration Statement”,

“Enforcement of Judgements Against Foreign Persons” and “Legal Matters” in the Prospectus Supplement and we also consent to the use of our firm name and references to our opinions under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement.

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinion or that are within our knowledge as a result of the services we performed in connection with such opinion.

Yours truly,

SANGRA MOLLER LLP

(signed) “Sangra Moller LLP”